RECEIVED

[illegible]

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 13, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finan
100 F Street, NE
Washington, DC 20549
USA

07020351

SUPPL

Dear Mr. Dudek

We have submitted a letter dated January 13, 2007 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed on / with
1.	Distribution of shareholding for the quarter ended December 31, 2006	Clause 35 of the listing agreement	13-1-2007 BSE & NSE
2.	Corporate Governance report for the quarter ended December 31, 2006	Clause 49 of the listing agreement	13-1-2007 BSE & NSE
3	Free Float Indices for the quarter ended December 31, 2006	BSE requirement	13-1-2007 BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
JAN 1 8 2007
THOMSON
FINANCIAL

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 13, 2007

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended December 31, 2006.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

Scrip Code : 500111 | Quarter ended : 31st December 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	5	11 65 983	11 65 978	0.52	0.52
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	5	10 52 66 291	10 52 66 289	47.35	47.01
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**10**	**10 64 32 274**	**10 64 32 267**	**47.87**	**47.53**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**10**	**10 64 32 274**	**10 64 32 267**	**47.87**	**47.53**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	212	11 07 766	10 38 878	0.50	0.49
(b)	Financial Institutions/Banks	371	1 83 616	1 66 679	0.08	0.08
(c)	Central Government/State Governments	51	53 595	2 812	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	18	36 52 811	36 52 257	1.64	1.63
(f)	Foreign Institutional Investors	450	7 15 03 215	7 14 96 991	32.16	31.93
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1 102**	**7 65 01 003**	**7 63 57 617**	**34.41**	**34.16**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7 081	70 10 421	68 25 607	3.15	3.13
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	13 38 572	2 91 95 542	2 09 65 725	13.13	13.04
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	56	18 70 113	17 89 793	0.84	0.84
(c)	Any Other (Specify)					
1	NRIs/OCBs	15 972	13 10 621	9 55 555	0.59	0.59
	Sub -Total (B)(2)	**13 61 681**	**3 93 86 697**	**3 05 36 680**	**17.72**	**17.59**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 62 783**	**11 58 87 700**	**10 68 94 297**	**52.13**	**51.75**
	TOTAL (A) +(B)	**13 62 793**	**22 23 19 974**	**21 33 26 564**	**100.00**	**99.28**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**16 12 826**	**16 12 826**	**0.00**	**0.72**
	GRAND TOTAL (A)+(B)+(C)	**13 62 794**	**22 39 32 800**	**21 49 39 390**	**100.00**	**100.00**

RELIANCE CAPITAL LIMITED

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	8 23 06 560	36.76
2	AAA Global Business Enterprises Pvt. Ltd.	5 76 450	0.26
3	Anadha Enterprise Private Limited	1 34 29 967	6.00
4	Bhavan Mercantile Private Limited	89 53 312	4.00
5	Hansdhwani Trading Company Pvt Ltd	2	0.00
8	Kokila D. Ambani	5 45 126	0.24
9	Anil D. Ambani	2 73 891	0.12
10	Tina A Ambani	2 63 474	0.12
7	Jaianmol A. Ambani	83 487	0.04
6	Jaianshul A. Ambani	5	0.00
	TOTAL	**10 64 32 274**	**47.53**

RELIANCE CAPITAL LIMITED

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	1 07 91 268	4.82
2	Morgan Stanley and Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	1 00 24 261	4.48
3	Goldman Sachs Investments (Mauritius) I Limited	92 41 047	4.13
4	Copthall Mauritius Investment Ltd.	53 97 363	2.41
5	Merrill Lynch Capital Markets Espana S.A. S.V.	40 81 846	1.82
6	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	39 25 984	1.75
7	Life Insurance Corporation Of India	30 25 601	1.35
8	Acacia Institutional Partners, LP	30 00 000	1.34
9	Deutsche Securities Mauritius Limited	25 76 803	1.15
10	Macquarie Bank Limited	24 94 411	1.11
11	Citigroup Global Markets Mauritius Private Limited	23 71 873	1.06
12	BNP Paribas Arbitrage	23 11 420	1.03
13	Oppenheimer Funds Inc. A/C Oppenheimer Developing Markets Fund	23 09 200	1.03
	TOTAL	**6 15 51 077**	**27.49**

RELIANCE CAPITAL LIMITED

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	4 89 13 249	21.84
	TOTAL	**4 89 13 249**	**21.84**

RELIANCE CAPITAL LIMITED

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR's	16 12 826	16 12 826	0.72
	TOTAL		**16 12 826**	**0.72**

RELIANCE CAPITAL LIMITED

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

RELIANCE CAPITAL LIMITED

TRANSMISSION VERIFICATION REPORT

TIME : 13/01/2007 16:14
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	13/01 16:12
FAX NO./NAME	922723121
DURATION	00:02:36
PAGE(S)	07
RESULT	OK
MODE	FINE ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 13, 2007

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended December 31, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended December 31, 2006.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended December 31, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2006-2007, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended 31st March, 2007 will be complied in the twenty first Annual Report – 2006-07
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED

V Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

TRANSMISSION VERIFICATION REPORT

TIME : 13/01/2007 16:23
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	13/01 16:23
FAX NO./NAME	922723121
DURATION	00:00:50
PAGE(S)	02
RESULT	OK
MODE	FINE ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 13, 2007

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Fax Nos. 22723121/2037/2039/2041/ 2061/3719

BSE Scrip Code : 500111

Dear Sir,

Ref: **Free Float Indices**
Sub: **Shareholding pattern as on December 31, 2006**

Enclosed please find the details of the Shareholding pattern of our Company as on December 31, 2006 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code - 500111	Quarter Ended	31st December, 2006
Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.52
2	Indian Corporate Bodies/ Trusts/ Partnerships	10 52 66 291	47.01
3	Persons Acting in Concert (also *include Suppliers/* Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**10 64 32 274**	**47.53**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**		0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here______**		0.00
	Sub Total D		**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E		**0.00**
	Sub Total I	**10 64 32 274**	**47.53**

contd

RELIANCE CAPITAL LIMITED

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	3 10 58 575	13.87
2	Indian Corporate Bodies/Trusts/Partnerships	70 10 421	3.13
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	3080	0.00
5	Banks/Financial Institutions	1 95 315	0.09
6	Central/State Govt.	53595	0.02
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	3652811	1.63
9	Mutual Funds	10 96 067	0.49
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**4 30 73 864**	**19.23**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	3 65 619	0.16
15	Foreign Institutional Investors (SEBI-registered)	7 15 03 215	31.93
16	Non Resident Indians (Individuals)	9 45 002	0.42
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**7 28 13 836**	**32.52**
C	**GDRs/ADRs/ADSs**	1612826	0.72
	Sub Total C	**1612826**	**0.72**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 75 00 526**	**52.47**
	Grand Total	**22 39 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	10 64 32 274	47.53
Total Free-float	11 75 00 526	52.47
Grand Total	**22 39 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	14 95 06 138	66.76
Total Foreign Holding	7 44 26 662	33.24
Grand Total	**22 39 32 800**	**100.00**

RELIANCE CAPITAL LIMITED

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	31st December, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Kokila D. Ambani	5 45 126	0.24	I-A-1
2	Anil D. Ambani	2 73 891	0.12	I-A-1
3	Tina A Ambani	2 63 474	0.12	I-A-1
4	Jaianmol A. Ambani	83 487	0.04	I-A-1
5	Jaianshul A. Ambani	5	0.00	I-A-1
6	AAA Enterprises Private Limited	8 23 06 560	36.76	I-A-2
7	Anadha Enterprises Private Limited	1 34 29 967	6.00	I-A-2
8	Bhavan Mercantile Private Limited	89 53 312	4.00	I-A-2
9	AAA Global Business Enterprises Private Limited	5 76 450	0.26	I-A-2
10	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	10 64 32 274	47.53	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	31st December, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Oppenheimer Funds INC. A/C Oppenheimer Developing Markets Fund	23 09 200	1.03	II-B-15	NIL
2	BNP Paribas Arbitrage	23 11 420	1.03	II-B-15	NIL
3	Citigroup Global Markets Mauritius Private Limited	23 71 873	1.06	II-A-15	NIL
4	Macquarie Bank Limited	24 94 411	1.11	II-B-15	NIL
5	Deutsche Securities Mauritius Limited	25 76 803	1.15	II-B-15	NIL
6	Acacia Institutional Partners, LP	30 00 000	1.34	II-B-15	NIL
7	Life Insurance Corporation Of India	30 25 601	1.35	II-A-08	NIL
8	Hsbc Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	39 25 984	1.75	II-B-15	NIL
9	Merrill Lynch Capital Markets Espana S.A. S.V.	40 81 846	1.82	II-B-15	NIL
10	Copthall Mauritius Investment Ltd.	53 97 363	2.41	II-B-15	NIL
11	Goldman Sachs Investments (Mauritius) I Limited	92 41 047	4.13	II-B-15	NIL
12	Morgan Stanley And Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	1 00 24 261	4.48	II-B-15	NIL
13	Quantum (M) Limited	1 07 91 268	4.82	II-B-15	NIL
	Total	**6 15 51 077**	**27.49**		

RELIANCE CAPITAL LIMITED

TRANSMISSION VERIFICATION REPORT

TIME : 13/01/2007 16:10
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	13/01 16:08
FAX NO./NAME	922723121
DURATION	00:01:39
PAGE(S)	05
RESULT	OK
MODE	FINE ECM